Exhibit 99.1

Genesis Lease Limited Announces
Appointment of Chief Commercial Officer

Limerick, Ireland, January 3, 2007 – Genesis Lease Limited (NYSE: GLS) today announced that Cian Dooley has joined Genesis as its Chief Commercial Officer. Working closely with John McMahon, Genesis’s President and Chief Executive Officer, Mr. Dooley will be responsible for the commercial development of Genesis with a particular focus on identifying and acquiring additional aircraft for Genesis Lease’s portfolio.

Mr. Dooley has more than 17 years of experience in the aviation and financial services industries, most recently at Boeing Capital Corporation, which he joined in 2001. Since 2003, he has been Managing Director, Aircraft Financial Services based in Seattle, where he was responsible for capital markets and customer financing activities related to the Boeing 787 Dreamliner and the Boeing 747-8 Programs. Prior to this, Mr. Dooley worked for Boeing in Dublin, Ireland and was responsible for conducting financing transactions for Boeing’s European customer base. Before joining Boeing, Mr. Dooley spent five years at Rabobank, where he originated, structured and executed financing transactions. Prior thereto, Mr. Dooley worked at GE Commercial Aviation Services and debis AirFinance (now Aercap), where he held responsibility for negotiating many aircraft acquisition, financing and leasing transactions.

‘‘Cian Dooley is a highly regarded executive who has extensive experience in aircraft finance and deep relationships with commercial airlines around the world,’’ said Mr. McMahon. ‘‘He brings outstanding expertise to the management team of Genesis Lease and will play a key role in the commercial development of the company – particularly the growth and development of our portfolio through the acquisition of additional aircraft.’’

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Limerick, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GE Commercial Aviation Services Limited, or GECAS, to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Statements in this press release may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

For further information please contact:

Company Contact:
John McMahon
Chief Executive Officer
Genesis Lease Limited
Limerick, Ireland
Tel: +353-61-633249
john.mcmahon@genesislease.com